

August 22, 2013

<u>Via E-mail</u>
Michael J. Campbell
Chief Financial Officer
Inergy Midstream, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

Steven M. Dougherty
Vice President, Chief Accounting Officer and
Interim Chief Financial Officer
Crestwood Midstream Partners LP
700 Louisiana Street, Suite 2060
Houston, TX 77002

> **Re: Inergy Midstream, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 9, 2013**
> **File No. 333-188930**
> **Crestwood Midstream Partners LP**
> **Schedule 13E-3 and amendments 1, 2 and 3 thereto**
> **Filed August 9, 2013**
> **File No. 005-83088**

Dear Messrs. Campbell and Dougherty:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note your disclosure that affiliates of First Reserve, presumably First Reserve GP XI,

Inc. and/or persons controlling that entity, own and are "controlling members" of the ultimate sole member of Crestwood Holdings and that First Reserve appears to have been actively engaged in structuring and facilitating the going private transaction early in the process. Please advise us why you do not need to include them as filing person(s) on Schedule 13E-3, or even as persons specified in Instruction C to Schedule 13E-3.

Please note that if affiliates of First Reserve are added as filing persons, they would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 19, 1981).

2. Please ensure that you have complied with Instruction C to Schedule 13E-3. In this regard, please tell us how you have complied with Item 8 of Schedule 13E-3.

3. Please provide the disclosures required by Items 1014(d) and (e) of Regulation M-A.

Registration Statement on Form S-4

Organizational Chart, page 14

4. Please advise why the chart on page 15 does not appear to conform to the page marked "Resulting Structure" in the organizational charts provided to the staff as supplemental information.

Background of the Merger, page 34

5. Disclosure on pages 34, 35 and 38 indicates that potential alternative transactions, and structural alternatives for the current transaction, were considered by the filing persons. Please briefly describe these alternatives. See Item 1013(b) of Regulation M-A.

Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee …, page 43

6. We note the first bullet point in this section. Please disclose how the Crestwood board of directors and the Crestwood Conflicts Committee considered historical trading prices.

Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee, page 48

7. Please disclose the method of selection of Evercore. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

8. Please briefly summarize the valuation results appearing in all prior presentations by Evercore.

9. Please ensure that the summaries of the valuation results you present here are consistent with those you have filed as exhibits. As an example only, you disclose here that the discounted cash flow analysis based on the implied present value of Crestwood's projected cash flows indicated a value of $26.61 to $40.55 per Crestwood common unit, however, page 47 of Exhibit (c)(10) reflects a value of $26.72 to $40.72. Please revise or advise.

Analysis of Crestwood, page 51

10. Please disclose the selected range of values of the Inergy Midstream common units to be received as part of the Consideration used by Evercore, as noted in the second paragraph of this section.

Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings, page 57

11. Please disclose the method of selection of Citi. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

Position of Crestwood Holdings as to the Fairness of the Merger, page 62

12. Please state whether Crestwood Holdings reasonably believes that the transaction is "fair" rather than "favorable."

Unaudited Financial Projections of Crestwood, page 62

13. The projections presented here do not appear to be as expansive or detailed as those that appear in the exhibits to the Schedule 13E-3. See, for example, the projections presented at pages 38-45 of Exhibit (c)(10). Please revise your disclosure to provide all projections materially related to transaction, included preliminary and updated projections, regardless of whether the projections were provided to any party or any party's financial advisor. This comment also applies to similar disclosure appearing on page 110.

14. We note the last sentence of this paragraph. Please advise how the projections could be other than material, given that they form the basis for important elements of the fairness opinion. Alternatively, you may revise your disclosure. This comment also applies to similar disclosure appearing on page 110.

15. You caution readers of readers of the proxy statement/prospectus not to place reliance on the prospective financial information. It is inappropriate to include unreliable disclosure in your prospectus. Please revise. This comment also applies to similar disclosure appearing on page 110.

Annex G

16. We note your statement in the last paragraph of page G-5 that the opinion is being rendered "solely for the use and benefit of the Conflicts Committee." Please delete disclosure that suggests readers are not entitled to rely on this opinion. In the alternative, please disclose the basis for SunTrust Robinson Humphrey's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to SunTrust Robinson Humphrey would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law. Finally, we note that disclosure in the summaries of the Citi, Jefferies, and SunTrust Robinson Humphrey reports presents the same issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551- 3503 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Laura L. Ozenberger
        Gillian A. Hobson
        Kelly Jameson
        Christopher May